Exhibit 21

Subsidiaries of the Company

Name	Jurisdiction of Incorporation or Formation

Waddell & Reed Financial Services, Inc.	Missouri
Waddell & Reed, Inc.	Delaware
Waddell & Reed Investment Management Company	Kansas
Waddell & Reed Services Company	Missouri
Ivy Investment Management Company	Delaware
Ivy Funds Distributor, Inc.	Florida
W & R Capital Management Group, Inc.	Delaware
W & R Corporate LLC	Delaware
W & R Insurance Agency, Inc.	Missouri
W & R Insurance Agency of Montana, Inc.	Montana
Unicon Agency, Inc.	New York
Fiduciary Trust Company of New Hampshire	New Hampshire